Mail Stop 3561

	August 30, 2005

John C. Morris
President and Chairman of the Board of Directors
Odyssey Marine Exploration, Inc.
5215 West Laurel Street
Tampa, Florida  33607

      Re:	Odyssey Marine Exploration, Inc.
		Amendment no. 2 to the Registration Statement on Form S-
3
		Filed August 5, 2005
		File no.  333-123650

Dear Mr. Morris:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General
1. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.
2. Provide a currently dated consent from the independent public accountant in any future amendments.
3.
Please update your incorporation by reference section to include any recently filed Exchange Act reports prior to requesting effectiveness.

Available Information, page 3
4. Please update to reflect the SEC`s new address: 100 F Street
NE,
Washington DC  20549.

Recent Material Changes in Our Business, page 7
5. Please confirm that the shipwreck attraction opened August 27, 2005. If not, please revise.

Other

	As noted in our prior letter, we urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert at (202) 551-3325 or me at (202) 551-3750 with any other
questions.

      Sincerely,


Sara W. Dunton
Attorney-Advisor



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Odyssey Marine Exploration, Inc.
August 30, 2005
Page 3